FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of ______ July ______, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___√___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___√___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This management's discussion and analysis should be read in conjunction with the Message to Our Shareholders, operations review, and the Company's Consolidated Financial Statements and related notes. All financial information is in United States dollars unless otherwise noted.

This discussion and analysis contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors from time to time in the Company's periodic reports and registration statements filed with the Securities and Exchange Commission.

Profile

Mad Catz Interactive Inc. ("Mad Catz" or the "Company") is a holding company with a primary focus on the Mad Catz Inc. ("MCI"), Mad Catz Canada Inc. ("MCC"), and Mad Catz Europe Ltd. ("MCE") video game accessory businesses. Mad Catz, with it's operational headquarters in San Diego, California, is a supplier of video game accessories for Nintendo, Sega, Sony, Microsoft and PC game systems. Mad Catz products are sold in over 12,000 retail stores in North America. Mad Catz products are also well represented internationally with sales to Europe, South America, Canada, Australia, and New Zealand. The Company's stock is traded on the Toronto Stock Exchange and the American Stock Exchange.

Significant developments during fiscal 2002

A decision was made by the Mad Catz board of directors to set forth a plan in the fourth quarter of fiscal 2001 to sell or discontinue the Games Trader ("GTI") (previously played video game) and ZapYou (internet distribution) businesses in order to focus on the Mad Catz business. By October 1, 2001, all assets of the Games Trader and ZapYou businesses had been disposed of.

Financial results for fiscal 2001 and 2002 recognize Games Trader and ZapYou as discontinued operations.

In July 2001, subordinated debt in the amount of $3.4 million was converted to 4,247,478 shares of Company common stock.

In first quarter 2002, Mad Catz launched a full line of accessories to support the new Nintendo Game Boy Advance product. In third quarter 2002, Mad Catz launched a full line of accessories to support the Microsoft X-box and Nintendo GameCube consoles.

On December 31, 2001, the Sony North American license for the Playstation 2 memory card expired and is not expected to be renewed. The Sony Europe license for the Playstation 2 memory card is still in effect and expires in November 2002.

In fourth quarter 2002, Mad Catz opened a business office in the United Kingdom (Mad Catz Europe Ltd.) to support the European launch of Microsoft X-box and Nintendo GameCube.

Results of Operations

Summary Statement of Operations

Years ended March 31
In millions of dollars, except per share amounts

Results of Continuing Operations	Fiscal 2002	Fiscal 2001
Net Sales	$83.3	$ 55.8
Gross profit	18.4	12.4
Operating expenses	12.2	10.7
EBITDA	6.2	1.7
Foreign exchange (gain) loss/ other income	(0.1)	0.2
Interest expense	1.2	1.4
Amortization	2.0	1.7
Income tax expense	1.9	3.1
Net income (loss) from continuing operations	1.2	(4.7)
Net income (loss) from discontinued operations	0.3	(18.2)
Net income (loss)	1.5	(22.9)
Income (loss) per share before goodwill charges and discontinued operations	$0.04	$(0.08)
Income (loss) per share on discontinued operations	0.01	(0.40)
Loss per share on goodwill charges	(0.02)	(0.02)
Income (loss) per share	0.03	(0.51)
Diluted income (loss) per share	0.03	(0.51)

Earnings before interest, tax, depreciation and amortization (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net income (loss), EBITDA is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net income (loss) determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Company's method of calculating EBITDA may differ from other companies and, accordingly, the Company's EBITDA may not be comparable to measures used by other companies.

Continuing Operations

Sales

Net sales from continuing operations increased to $83.3 million as compared with $55.8 million for the same period last year. Mad Catz North American sales, which accounted for 88% of total sales, increased 58%, driven by increased market penetration of Playstation 2 products and the launch of the X-box, GameCube and Game Boy Advance product lines. International sales were $10.1 million for fiscal 2002 as compared to $9.5 million in fiscal 2001. The seasonality of the sales cycle was as expected with 45% of sales occurring in third quarter. The top selling product group for fiscal 2002 was Playstation 2 representing 43% of total sales as compared to 31% in fiscal 2001, benefiting from the significant increase in the embedded base of Sony Playstation 2 consoles. The top selling product for fiscal 2002 was the Playstation 2 memory card representing 30% of total sales as compared to 20% of sales in fiscal 2001. On December 31, 2001, the Sony North American license for the Playstation 2 memory card expired. The Sony Europe license for the Playstation 2 memory card, which represents 8% of total sales in 2002 and 6% of sales in 2001, is still in effect and expires in November of 2002.

Gross profit

Gross profit is defined as net sales less factory product costs, cost of royalties, cost of freight-in and freight out and costs of the distribution centre.

Gross profit from continuing operations was $18.4 million as compared to $12.4 million last year. Gross profit as a percentage of net sales was 22.1% for fiscal 2002 as compared to 22.3% in fiscal 2001. Gross profit for fiscal 2002 was negatively affected by the X-box product launch. New product development costs at the factories combined with expediting costs reduced margins. Gross profit derived from the Playstation 2 and Game Boy products helped offset the X-box product margins.

Operating expenses

Operating expenses include selling, marketing, engineering and administrative expenses of the MCI, MCC and MCE businesses, as well as the corporate operating expense associated with Mad Catz.

Total operating expenses were $12.2 million in fiscal 2002 as compared to $10.7 million in fiscal 2001. The primary driver for the increased operating expenses are selling costs attributable to the 49% increase in sales. Selling expenses increased to $7.3 million as compared to $5.0 million in fiscal 2001. Variable selling expenses including marketing co-op and commissions to outside sales representatives increased in line with sales. Selling expenses as a percentage of sales decreased to 8.7% in fiscal 2002 from 8.9% in fiscal 2001. Total administrative expenses decreased to $4.9 million in fiscal 2002 from $5.7 million in fiscal 2001.

Corporate operating expense for Mad Catz was $0.8 million in fiscal 2002 compared with $2.2 million in fiscal 2001. A reduction in professional and legal fees, salaries, and severance costs was responsible for the favorable variance.

Earnings before interest, taxes, amortization and other items

EBITDA for the Company's continuing operations was $6.2 million as compared to $1.7 million for the previous year. The increase in EBITDA is attributed to the gross profit generated by the 49% increase in sales and the reduction in administrative expenses.

Interest expense

Interest expense from continuing operations was $1.2 million in fiscal 2002 as compared to $1.4 million for the previous year. Interest applicable to the asset-based operating line of credit was $1.0 million for fiscal 2002 compared with $1.0 million in fiscal 2001. Interest applicable to the subordinated debt was $0.2 million in fiscal 2002 compared with $0.4 million in fiscal 2001. Fiscal 2002 and 2001 included 6 months of interest attributed to the subordinated debt. During fiscal 2001, a portion of the subordinated debt was repaid resulting in lower monthly interest payments in fiscal 2002. The subordinated debt was converted to equity in July of fiscal 2002.

Amortization

Amortization of capital assets and goodwill charges associated with the purchase of Mad Catz Inc. was $2.0 million in fiscal 2002 as compared to $1.7 million for fiscal 2001. Depreciation attributed to fixed assets was $1.0 million for fiscal 2002 compared to $0.7 million in fiscal 2001. Primary asset acquisitions in fiscal 2002 are moulds used in production of accessories associated with the Nintendo Game Boy Advance, Microsoft X-box and the Nintendo GameCube product launches.

Income tax expense

Income tax expense was $1.9 million for the year as compared to $3.1 million for fiscal 2001. Fiscal year 2001 income tax expense included a $1.6 million one-time write-off of a future tax asset related to the parent company Mad Catz.

Net income (loss) and income (loss) per share

Net income from continuing operations was $1.2 million as compared to a net loss of $4.7 million in fiscal 2001. Net income per share for Mad Catz in fiscal 2002 was $0.03 as compared to a net loss per share of $0.51 in fiscal 2001. Income (loss) per share is calculated on the basis of the weighted average number of basic shares outstanding during the year of 51,188,889 compared to 45,297,305 in the previous year.

Net gain (loss) from discontinued operations

In March 2001, the Company's Board of Directors adopted a formal plan to dispose of the assets and business operations of its Games Trader and ZapYou business units.

By October 2001, all of the assets of the Games Trader and ZapYou businesses had been disposed of. Provisions for outstanding liabilities related to the discontinuing operations have been updated to provide for the expected future liabilities of the Games Trader and ZapYou businesses. The net result of the disposal of assets and revaluation of liabilities has led to a gain on discontinued operations of $0.3 million for the year. The loss from discontinued operations for fiscal 2001 was $18.2 million. The 2001 loss from discontinued operations includes charges of $1.0 million for costs to exit the Games Trader and ZapYou businesses. The loss also includes $12.9 million in write-downs of assets to their net realizable value as related to the disposition of the business units (inventories $2.7 million, capital assets $2.1 million, goodwill and intangibles $2.2 million, future tax asset $3.9 million, and accounts receivable $2.0 million). The balance of the $18.2 million loss is attributed to operating losses associated with the Games Trader and ZapYou fiscal 2001 operations.

Income per share for discontinued operations in fiscal 2002 was $0.01 as compared to a loss of $0.40 in the prior year.

Summary consolidated statements of cash flow

Years ended March 31

In millions of dollars, except per share amounts	Fiscal 2002	Fiscal 2001
Cash provided by continuing operating activities	$5.3	$9.6
Cash provided by (used in) financing activities	(4.0)	1.5
Cash used in investing activities	(1.1)	(1.2)
Cash provided by (used in) discontinued operations	0.3	(8.5)
Net increase in cash	$0.5	$1.4

Liquidity and capital resources

Mad Catz continuing operations generated $5.3 million in cash in fiscal 2002 from continuing operating activities compared to cash generated of $9.6 million in fiscal 2001. During fiscal 2002, the Company invested in inventories for the new Game Boy Advance, X-box and GameCube product lines. The offset to the inventory investment was an increase in accounts payable. In addition, accounts receivable have increased in line with the approximate 49% increase in sales.

Cash used by financing activities was $4.0 million in fiscal 2002 as compared to cash generated of $1.5 million in fiscal 2001. Cash used by financing activities in fiscal 2002 was to repay the bank loan.

Total cash used in fiscal 2002 investing activities of $1.1 million and cash used in fiscal 2001 investing activities of $1.2 million was for the acquisition of capital assets.

Discontinued operations generated $0.3 million in cash in fiscal 2002 due to the revaluation of outstanding liabilities as compared with cash used of $8.5 million the previous year.

The net cash generated for fiscal 2002 for both continuing and discontinued operations was $0.5 million as compared to cash generated of $1.4 million in fiscal 2001.

The Company's working capital needs are provided by internally generated cash flow and an operating credit facility with an asset-based lender. The current operating credit facility has a maximum availability of $35 million, however access to this line of credit is based on eligible collateral (accounts receivable and inventory) which changes throughout the year. During fiscal 2002 the maximum amount borrowed against the line of credit was $16.0 million. At March 31, 2002 the outstanding loan was $4.3 million with additional excess loan availability of $3.3 million. In addition, the Company must meet a tangible net worth covenant to access the line of credit. As at March 31, 2002, the Company was in compliance with this loan covenant.

Balance sheet

As of March 31, 2002, the Company's consolidated balance sheet had assets of $50.2 million as compared with $45.7 million the previous year. Shareholders equity was $29.6 million as compared with $24.7 million the previous year. The increase in assets in fiscal 2002 was due to the increased working capital needs to support the new Game Boy Advance, X-box and GameCube product lines as well as the overall increase in sales. The fiscal year 2002 increase in shareholders equity is primarily due to the conversion of subordinated debt to equity which did not provide additional cash to the company.

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for the two years ended March 31, 2002 and 2001. Fiscal year 2001 results have been restated to take into account discontinued operations accounting.

Fiscal 2002 In millions of dollars, except per share amounts	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net Sales	$ 14.0	$ 15.7	$37.8	$ 15.8
Net Income/(loss) from continuing operations	(0.3)	0.3	1.4	(0.2)
Net Income/(loss) from continuing operations per share	(0.01)	0.01	0.03	(0.01)
Net Income/(loss)	(0.3)	0.3	1.4	0.1
Net Income/(loss) per share	$(0.01)	$ 0.01	$0.03	$ 0.00

Fiscal 2001 In millions of dollars, except per share amounts	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net Sales	$ 5.3	$ 10.4	$33.0	$ 7.1
Net Income/(loss) from continuing operations	(0.7)	(0.6)	1.3	(4.7)
Net Income/(loss) from continuing operations per share	(0.02)	(0.01)	0.03	(0.11)
Net Income/(loss)	(1.9)	(1.8)	0.9	(20.0)
Net Income/(loss) per share	$(0.05)	$(0.04)	$0.02	$(0.42)

Risk and risk management

Technology

The markets for the Company's products are characterized by rapid technological advances, evolving industry standards and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards could render the Company's existing inventory of products obsolete and unmarketable. The Company's future success will depend upon its ability to enhance its current inventory of products and to introduce new products that keep pace with technological developments, respond to evolving end-users requirements and achieve market acceptance.

Infringement of Third Parties' Rights

Although the Company does not believe that its products infringe the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims will not be asserted against the Company, or that any such claims will not materially adversely affect the business, financial condition, or results of operations. Irrespective of their validity or success, such claims may result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company.

Risks Associated with Product Returns: Price Protection

Consistent with industry practice, the Company allows retailers and end users to return defective products for credits toward the purchase of additional products. Competitors' promotional or other activities could cause price protection of existing customer inventories at any time. Further, the Company expects that the rate of product returns could increase above historical levels to the extent that the Company introduces new versions. Although the Company provides allowances for anticipated returns, exchanges and price protection obligations, and believes its existing policies have resulted in the establishment of allowances that are adequate, there can be no assurance that such product return, exchange and price protection obligations will not exceed such allowances in the future and as a result will not have a material adverse effect on future operating results. This is particularly true since the Company seeks to continually introduce new and enhanced products and is likely to face increasing price competition.

Customer Concentration

During fiscal 2002, the Company sold a total of 48% of its products to two customers (2001 – 43% to two customers). The loss of, or a significant decline in the sales to these customers could have a material adverse effect on the Company's business and prospects.

Product Concentration

The Company has significant revenues from a handful of products. The introduction of new products and product enhancements by the Company or it's competitors, changes in pricing policies by the Company or it's competitors and general economic conditions may have a material adverse effect on the Company's revenues.

Ongoing Margin Pressure

The Company operates in a highly competitive environment and may be forced to lower the prices for it's products at any time to remain competitive.

Offshore Manufacturing Risk

The Company uses Asian contract manufacturers. These may be affected at any time by the political instability and potential trade restriction risk in Asia.

Recently Issued Accounting Standards

In August 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1581, "Business Combinations" ("Section 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062"). Section 1581 requires that the purchase method of accounting be used for all business combinations. Section 1581 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. Section 3062 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually by comparing carrying value to the respective fair value in accordance with the provisions of Section 3062. Section 3062 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying value.

The Company adopted the provisions of Section 1581 as of July 1, 2001, and Section 3062 is effective April 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before Section 3062 is adopted, are not amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continue to be amortized and tested for impairment on a recoverability basis, using the same impairment tests as those applied to previously recognized goodwill and intangible assets, prior to the adoption of Section 3062.

Upon adoption of Section 3062, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in Section 1581.

In connection with Section 3062's transitional goodwill impairment evaluation, Section 3062 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of April 1, 2002. The Company will then have up to six months from April 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. The second step is required to be completed as soon as possible, but no later than the end of the year of adoption. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with Section 1581. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Any transitional impairment loss will be recognized as a prior period adjustment to opening retained earnings at April 1, 2002.

As of the date of adoption of Section 3062, the Company expects to have unamortized goodwill in the amount of $16.4 million, all of which will be subject to the transition provisions of Section 3062. Amortization expense related to goodwill was $1.0 million for each of the years ended March 31, 2002 and 2001. Because of the extensive effort needed to comply with adopting Sections 1581 and 3062, it is not practicable to reasonably estimate the impact of adopting the sections on the Company's financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as a cumulative effect of a change in accounting principles and will be charged to opening retained earnings as at April 1, 2002.

In November 2001, the CICA amended Handbook Section 1650, "Foreign Currency Translation" ("Section 1650") and issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13"). The revision to Section 1650 will eliminate the deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences will be charged directly to income. Section 1650 will be in effect as of April 1, 2002.

In December 2001, Handbook Section 3870, Stock–based Compensation and Other Stock-based Payments ("Section 3870") was issued. Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments.

Section 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 must be applied to: all stock-based payments to non-employees, and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

Section 3870, however, does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

Section 3870 will be applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after April 1, 2002, except grants outstanding at April 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. For such grants, the new recommendations are applied retroactively, without restatement. The Company does not believe that the adoption of these standards will have a material impact on the Company's financial condition or results of operations.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Mad Catz Interactive Inc. and all the information in this annual report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The financial statements include some amounts that are based on best estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and ensured it is consistent with that in the consolidated financial statements. The Company maintains a system of internal accounting and administrative controls designed to provide reasonable assurance that the financial information is reliable, relevant and accurate, and that the Company's assets are appropriately accounted for and adequately safeguarded. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting, but is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is comprised of a majority of independent Directors. The Audit Committee meets periodically with management, as well as the external auditors, to review the company's reported financial performance and to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The consolidated financial statements were reviewed by the Audit Committee and approved by the Board of Directors. The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.

Morris Perlis

MORRIS PERLIS
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Andrew Schmidt

ANDY SCHMIDT
CHIEF FINANCIAL OFFICER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: August 13, 2002

By: Geoffrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.